UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Pursuant to Section 12(b) or (g) of the Securities and Exchange
Act of 1934

EIGHT BALL CORPORATION, dba Westchester Sports Grill
(Exact name of registrant as specified in its charter)

Nevada				95-4666270
(State of organization)		(I.R.S. Employer
					 Identification No.)

5630 West Manchester Blvd. Los Angeles, CA  90045
(Address of principal executive offices)

Registrant's telephone number, including area code
(702) 768-0555.

Registrant's Agent:	Shawn F. Hackman, Esq.,
				3360 W. Sahara Ave. Suite 200,
				Las Vegas, NV  89102

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common



ITEM 1.	DESCRIPTION OF BUSINESS

Background

Eight Ball Corporation, dba Westchester Sports Grill (the "Company") is a Nevada corporation formed on October 9, 1997. Its principal place of business is located at 5630 West Manchester Blvd., Los Angeles, CA 90045. The Company intends it Westchester Grill to serve drinks and food in an atmosphere featuring pool tables, displays of sports memorabilia, and TV monitors which would mainly show sporting events. The Westchester Grill opened July, 1998, at that time the company hired seven full time employees and two part time employees. The Company's President, Mr. Hernandez is acting as Manager of the Westchester Sports Grill. Prior to July, 1998, the Company has had no operations.

On October 9, 1997, the Company issued 50,000 shares of its common stock for $50,000 cash.. On September 15, 1998 the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration afforded by sections 4(2) and 2(b) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D promulgated thereunder. The Company sold 100,000 shares at a price of $0.25 per share for a total amount raised of $25,000.

Business of Issuer

Principal products or services and their markets:
The Company's mission is to operate its Westchester Sports Grill.
The Westchester Sports Grill serves drinks and food in an atmosphere featuring pool tables, displays of sports memorabilia, and TV monitors which mainly shows sporting events.
Distribution methods of the products or services: Products distributed within the establishment.

Status of any publicly announced new product or service:  None
Competitive business conditions and the Company's competitive position in the industry and methods of competition:

Currently in the immediate vicinity of the Westchester Sports Grill, there is a Burger King restaurant, a Pollo Loco restaurant, and a Denny's restaurant. Burger King is a large chain of restaurants specializing in a limited menu of hamburgers, fried potatoes, salads, chicken sandwiches, carbonated beverages, and malted milk drinks which are already cooked or prepared for immediate delivery. Pollo Loco is another large chain of restaurants which specialized in a limited menu of fried chicken, fried potatoes, and a few other items which are already cooked or prepared for immediate delivery. Denny's is a large chain of sit-down restaurants which specializes in an extensive menu of non ethnic foods which must be prepared before delivery.

The Company believes it can successfully fill a niche in the local market for a restaurant and bar where middle and high-income patrons can lounge and drink alcoholic beverages at their leisure, be entertained by a sports atmosphere and live music, and eat high-quality American foods which generally are prepared after ordering.

The Company doesn't believe its present nearby competitors, Burger King, Pollo Loco, and Denny's, offer comparable food, a bar serving alcoholic beverages, live entertainment, public dancing, a relaxed sports-oriented atmosphere featuring decorations of sports memorabilia, billiard tables, and TV monitors showing sports events and news.

The Company expects its Westchester Sports Grill patronage to include tourists, managers and highly paid employees from local factories and Los Angeles International Airport, students from the nearby police training center and local colleges, and residential customers from Westchester. The Company believes many of its customers from time to time will desire something more than simply fast food. The Company also believes that an aggressive advertising campaign, including discount coupons, will enable it to effectively compete and attract additional patronage.

Sources and availability of raw materials and the names of principal suppliers: Local whole sale food distributors.
Dependence on one or a few major customers

The Company intends for its Westchester Sports Grill to serve the residential, Loyola University, commercial, and tourist communities in the surrounding area. The restaurant's immediate neighborhood is an industrial, heavy-traffic area. Across one street is a police training center. Half a mile away is the Great Forum indoor arena with a maximum seating capacity of approximately 15,000. One mile away is the Los Angeles International Airport. The Company anticipates its patronage to be non-seasonal.

Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration:
The Company anticipates its operations will not depend on patents, copyrights, trade secrets, know-how or other proprietary information. Therefore no steps have been undertaken to secure and protect any intellectual property. The Company's founders may be required to sign confidentiality agreements and covenants not to compete. At this time no agreement exists. No significant license agreements exists, and no such agreements are expected to exist.

Need for any governmental approval of principal products or services and, if the Company has not yet received that approval, the status of the approval within the government approval process:

According to the facility's conditional use permit, which was granted April 17, 1998 by the City of Los Angeles (Case No. ZA 98-0031 (CUZ) (CUX)), public dancing, billiard tables, restaurant/sports bar, live entertainment, and the sale and dispensing of alcoholic beverages will be allowed on the premises. The dance floor may not exceed 100 square feet. No more than six billiard tables shall be permitted. Occupancy shall not exceed 125 persons.
Effect of existing or probable governmental regulation on the business: Governed by FDA

Estimated expenditures for research and development during the last two years, and the extent to which these costs are borne directly by customers:

The Company is in a developmental stage. No Company money was spent on research and development conducted during the last fiscal year. The Company's founders have donated their own time, money, and efforts to research and develop the Company's business plan. No Company money is expected to be spent during the next year on research and development. The Company's founders will continue to develop and research the Company's business plan without monetary compensation. The Company's founders may receive stock in the Company sometime in the future as compensation for their business development efforts. The amount has not been determined at this time.

Costs and effect of compliance with federal, state, and local environmental laws: No material costs.

Number of total employees and number of full-time employees:  The
Company has seven full time employees and two part time employees.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
		OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS
This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

	The Company intends for its Westchester Sports Grill to serve the residential, university, commercial and tourist communities in the surrounding area. The restaurants immediate neighborhood is an industrial, heavy-traffic area. Across one street is a police training center. Half a mile away is the Great Forum indoor arena with a maximum seating capacity of approximately 15,000. One mile away is the Los Angeles International Airport. The Company anticipates its patronage to be non-seasonal.

	The Company plans to have its Westchester Sports Gill open from 11 a.m. to 2 a.m. Monday through Friday, and 8 a.m. to 2 a.m. Saturday and Sunday. The Company believes these hours are optimum for attracting its targeted patrons. No persons under 18 years of age shall be allowed within the establishment between the hours of 10 a.m. and 5 p.m., Monday through Friday, unless accompanied by an adult. The Company intends its Westchester Sports Grill to serve alcoholic drinks and food in an atmosphere featuring billiard tables, displays of sports memorabilia, and TV monitors which would mainly show sporting events.

	At least two licensed uniformed security guards shall patrol inside and outside the property, including any associated parking areas. Security personnel shall be on duty continuously from later than 9 p.m. until one-half hour after closing of the facility for patron service on all days the facility is open for business.

	The bar and grill in the Westchester Sports Gill total 4,100 square feet in area. However, the Company will not know the specific maximum allowed seating capacity until construction is completed and the premises have been inspected by the local fire department. The property's conditional use permit, which was granted April 17, 1998 by the City of Los Angeles, limits total capacity to 125 patrons.

	The Company's target markets include well-paid workers and managers, college and police training center students, tourists, and singles who desire quality food and alcoholic beverages served in a casual sports-oriented atmosphere. Current trends within the food industry according to the National Restaurant Association that the Company's menu and facility are designed to capitalize on are:

Value and convenience continue to drive industry growth. Food away from home is no longer considered a luxury but a component of today's convenience-driven lifestyle.

Off -premises dining continues to grow and can be exploited by providing alcoholic beverages and an American food menu and advertising that menu and alcoholic beverages locally on a consistent basis through direct mailings.

The U.S. Census Bureau predicts that in influence of children will continue to grow in the years ahead in response to the baby-boomers' baby production. Four million children a year in this country, and that trend is expected to continue through the year 2000.

Ambiance give restaurants a competitive edge. The 1990's have seen restaurant customers demanding more entertainment for their dollar which the Company intends to deliver with the sports atmosphere of its Westchester Sports Grill.

	Menu development is important to the management of the Westchester Sports Grill. The Company intends to re-evaluate its menu on a regular basis, and all promotional menu items are to be tracked according to popularity and operating margin. The Company intends to price and portion its entire menu to reflect a minimum cost of goods sold.

	The Company also intends to monitor competing restaurants and bars in order to remain competitive. The Company believes its most important competitive advantage over Burger King, Pollo Loco, and Denny's is its flexibility with respect to its menu.

	The Company's Management, from its many years of experience in the restaurant business, has learned that food has to touch all of the senses. The Company plans to offer classic American fare somewhat different from the food which its three nearby aforementioned competitors offer. The Company also plans to design its food to take advantage of the current trends within the restaurant industry, and will stress freshness as a key component to its menu

	The Company intends that its customers will get their food prepared their way, within reason, when ordering.

	The Company has not yet planned a specific menu, but an average ticket price of $25.00 per table. The Company may adjust portion sizes and prices and make other changes to its menu based on its experience with customers after the Westchester Grill commences operations.

	Prices of the menu items and beverages will be set first and foremost by the grills overhead, the competition's range of prices. The Company plans to regularly review the competitions menu offerings to maintain a competitive stance in the marketplace and to offer a choice of quality food and beverages values to its customers. The Company's goal is to maintain a maximum cost of goods sold in order to maintain an achievable high net profit margin.

	The Company will hold a grand opening, to which it will invite senior officials.(and their spouses) of local companies, government agencies, schools, and other organizations within several miles of the grill to eat, drink, dance to live music, and socialize.

	The Company will promote its live entertainment, quality food, satisfactory service, and casual sports ambiance in order to draw in the local repeat patronage as well as tourists and to establish the Westchester Sports Grill in the community as a casual restaurant and bar, with alcoholic beverages and quality food served in a sports-oriented atmosphere. The Company's advertising strategy includes:

Selecting local business and mass media publications with high specific market penetration.

Using discount coupons and advertising in the dining section of the local newspapers.

Scheduling adequate frequency of ads to impact market with menu items and promotions.

Where possible, position advertising in or near entertainment/food related editorials.
Promoting its live entertainment which the Company plans to provide within the limitations of the conditional use permit that the City of Los Angeles granted April 18, 1998 to its planned
Westchester Sports Grill.

Taking advantage of special high-interest local holiday issues of local newspapers when possible.

Maximizing advertisement life with monthly and weekly publications.

Establishing relationships with individuals who are in a position to recommend the Company or direct business to the Company. Investigating the establishment of an Internet Web Site with links to local and possibly appropriate non-local Web sites. According to the National Restaurant Association, a very successful trend in 1996 that has continued to attract customers in 1997 is a valuable added promotional media plan. The Company plans to specifically target customers directly through local publications and direct mailings, using the following approaches Position the Company as an interesting sports grill and bar with live entertainment, dancing, quality food, and alcoholic beverages.

Favorably compare the Company's expertise, advantages, services and products with other restaurants and bars. To be effective and to present a professional image to prospective patrons, the Company expects its advertisements and marketing representatives to include reliance on a history of professional conduct, meticulous attention to detail, and a documented record of satisfaction by past patrons.

Develop a sustained public relations effort in conjunction with ongoing contact with key editors and top-level reporters in local mass media.

Invite the more influential reporters and editors from pertinent industry publications and/or mass media for visits to the Company's planned Westchester Sports Grill. During a visit, each of the guests would receive a complete briefing on the Westchester Sports Grill, an opportunity to interview the Company's President and staff, and samples of the food and beverages. If logistics or timing is a problem with the interviews, then the Company could possible arrange interviews at local trade shows and fairs.

Participate in appropriate local trade shows and fairs. To reduce costs, the company may participate in other companies' booths as joint ventures.

Produce a comprehensive Company sales presentation incorporating computer slides, photograph albums, video tapes, audio cassettes, binder, a letter of introduction, and brochures. Combinations of this material to be used as the primary public relations tool for all target media editorial contact. The Company expects such a presentation will also be effective for inclusion in press kits and sales packages.

Track, wherever possible, the incremental revenue generated from it advertising, promotion and publicity efforts. The Company anticipates a portion of sales will be generated directly from its promotions, and another portion of indirect increase in sales through various channels.

Form strategic alliances with other companies in the restaurant and bar industries and other related industries. These relationships may allow the Company of offer inducements and discounts to special patron categories and to generate leads for future customers.

Develop a regular and consistent menu and activity update program for the major target media, keeping key editors abreast of the Company's menus and activities.

Establish contact with editorial staff for the purpose of being included in restaurant and bar "round-ups" in the mass media, where competing restaurant and bar services are compared. The Company expects such exposure to build credibility and market acceptance.

Management

The Company's founders possess many years of restaurant and retail experience between them. They understand the importance of a strong management team which believes in day-to-day hands-on operational management covering all shifts. The Company also believes in an experienced supporting advisory management team making up the Company's Board of Directors.

In addition to the management of day-to-day operations, the Company's Officers plan to:

Oversee menu development, purchasing, portioning, pricing and inventory control including approval of all financial obligations of the company.

Plan, develop, and establish customer service policies and objectives as well as plan and establish all employee-related policies.

Hire and fire all employees of the Company

Manage working capital including receivables, inventory, cash and marketable securities.

Perform financial forecasting including capital budgeting, cash flow analysis, pro forma financial statements, and external financing requirements.

Prepare financial analysis of operations for guidance of management, including the preparation of reports which outline company's financial position in areas of income, expenses, and earnings, based on past, present and future operations.
Prepare budgets and financial forecasts and arrange for audits of company's accounts.

The duties of some types of the Company's officers and employees are summarized as follows:

PRESIDENT: Manages menu planning, advertising, public relations, sales and promotion, merchandising, and training. Identifies and researches new markets. Identifies and set strategy for reaching new markets. Evaluates competition.

DIRECTOR OF MARKETING AND ENTERTAINMENT: Prepares and implements marketing plans and budgets. Formulates and purses publicity strategies. Generates and maintains lists of contacts. Tracks and identifies successful sales tactics. Assists with interviewing and hiring personnel. Designs and places advertisements and discount coupons. Arranges visits and interviews with mass media representatives and reporters.
Selects, interviews, auditions, hires, and schedules live entertainment.

DIRECTOR OF FOOD AND BEVERAGES: Purchases food and beverages. Plans and prints menus and beverage selections. Interview, hires and trains wait staff, chefs, cashiers, bartenders, and dishwashers. Monitors and assures quality of food and beverages. Sets and maintains sanitary standards. Ensures compliance with local health district regulations. Provides assistance where and when needed during peak periods and/or during temporary personnel shortages.

From time to time, the Company may combine, rearrange, or assign new duties and responsibilities among its employees and officers. The Company plans to keep the Westchester Sports Grill open a minimum of 360 days out of the year and use a minimum of two full shifts of personnel. The company believes peak business at its Westchester Sports Grill business will occur form Friday through Sunday, all day; lunch during the week and at night to the local residents, factory and office employees, police training center and university students and staff, and tourists. The Company plans to add additional staff as the business cycle dictates.
The Company believes continued success will be heavily dependent on the quality of its service and food. It must, therefore, assure that its employees provide a consistently high level of service from the beginning. The Company plans to hire only experienced qualified people and ensure that its staff are adequately trained.

The Company believes that its customers will emphasize service and support as one of their major concerns. The Company believes that they will be impressed with the fast, full service that it plans to provide. The Company particularly believes that they will be delighted with being able to modify menu selections to a reasonable degree, when ordering. The purpose for this service is to assure customer satisfaction and loyalty and to create satisfied word of mouth advertising.

The Company plans to demand that its wait-staff provide the very best in quality services to the customer making certain that they are happy and satisfied with their dining and bar experiences. The Company plans to ensure that its personnel are thoroughly trained and undergo regular performance evaluations.

The Company anticipates that none of the Company employees will be subject to collective bargaining agreements. None of the Company's employees are on strike, or have been in the past three years. The Company is not aware of any existing or threatened strikes or workers' disputes.

Sales commissions, bonuses, and corporate stock may be offered to employees as supplemental benefits or incentive arrangements. At this time, the Company currently offers no such benefits, and no plant to offer such benefits exist.

ITEM 3.	DESCRIPTION OF PROPERTY.

The company currently has a five year lease for 4,100 square feet of space at 5630 West Manchester Avenue, Los Angeles, CA  90045 for $ 4,864.00 per month.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
		MANAGEMENT.

The following table sets forth each person known to the Company, as of October 5, 1998, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Title of
Class

Name/Address
of Owner

Shares
Beneficially
Owned

Percentage
Ownership

Common

Jose F. Garcia
3655 Campbell Road
Las Vegas, NV  89129

50,000

33%

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
		PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Company is as follows:

Name/Address			Age		Position

Alfonso Hernandez			30		President/Director
3655 Campbell Rd.
Las Vegas, NV  89129

John Harred				30		Secretary
3655 Campbell Rd.
Las Vegas, NV  89129

Eduardo Vega			31		Treasurer
3655 Campbell Rd.
Las Vegas, NV  89129

Alfonso Hernandez			67		Director
3655 Campbell Rd.
Las Vegas, NV  89128

Jose F. Garcia			53		Director
3655 Campbell Rd.
Las Vegas, NV  89129

Alfonso Hernandez; President/Director

Alfonso Hernandez, Jr., age 30, is President and a Director of the Company. Los Ponchos Grill, Westwood, CA. Owner and manager
1992 to
present.

EDUCATION
Degree earned in business administration in 1990, Loyola
Marymount University, Los Angeles, CA

John  Harred ; Secretary
Central Fish and Oyster dba the Fish Market, Los Angeles, CA.
General Manger 1994 to present. Duties include purchasing and staff supervision.
Quality Food, Los Angeles, CA. Manager 1996 to present. Duties included sales and distribution.

EDUCATION
B.S. Biology, Loyola Marymount University, Los Angeles, CA.
Degree granted in 1992.

Eduardo Vega; Treasurer

3XL Security, Los Angeles, CA. Owner and operator 1997 to present. Duties included personal security and security for movie sets and production.

NFL Arizona Cardinals, Phoenix, AZ.  Professional football player
1992 to 1993. Duties included physical conditioning, football training, and playing professional football.

Whisky A Go Go and Roxy night clubs, Hollywood, CA. Security guard 1993 to 1997.

EDUCATION

Graduate in physical education, Memphis University, Memphis,
TN,1991

Alfonso Hernandez, Sr.; Director

Hacienda del Rey restaurant, Los Angeles, CA.  Owner and manager
1965 to present.

Jose F. Garcia; Director

Desert Professional Service, Las Vegas, Nevada.  Mortgage broker
1993 to present. Responsibilities include bringing investors and borrowers to work out transactions, drawing mortgages, and supervising loan officers.

Mobil Oil Corporation convenience store and service station, Phoenix, Arizona. Owner and manager 1992 to present. Duties include monitoring and maintaining inventory. Organizing and evaluating garage procedures, maintaining efficient work flow, coordinating work schedules, supervising mechanics, purchasing and accounting.

Mobil Oil Corporation convenience store and service station, Los Angeles, California. Owner and manager 1985 to 1989. Duties include monitoring and maintaining inventory, organizing and evaluating garage procedures, maintaining efficient work flow, coordinating work schedules, supervising mechanics, purchasing and accounting.

Rollfreight Systems, Los Angeles, California.  Member of Board of
Directors 1984.  Company transports freight.

Chain of three automobile repair and service stations, Los
Angeles, California.  Owner and manager 1970 to 1969.
Responsible for preparing work schedules, keeping production machinery in repair, interpreting statistics on raw materials and final products,

Rheem Manufacturing Company, Los Angeles, California. Printed Circuit Department manager 1965 to 1969. Responsible for preparing work schedules, keeping production machinery in repair, interpreting statistics on raw materials and final products, supervising and training personnel, review, evaluate, and maintain production flow, keeping records of labor, and analyze data on costs and market conditions.

EDUCATION

Bachelor of Science and Letters, Joan of Arc School, Guatemala
City, Guatemala 1962.  University of San Carlos Law School,
Guatemala City, Guatemala 1962 to 1963.  Los Angeles City
College, Los Angeles, California 1965.

There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has not established any committees.

Conflicts of Interest

Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.	EXECUTIVE COMPENSATION

None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.	LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
		MATTERS.

The Company's common stock is not quoted on the over-the-counter market in the United States under the symbol . Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

Market Price

The Registrant's Common Stock is not quoted at the present time. Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

Holders

There are 29 holders of the Company's Common Stock. On October 9, 1997 the Company issued 50,000 shares of its common stock for $50,000 cash. On September 15, 1998, the Company completed a public offering. The Company sold 100,000 shares at a price of $0.25 per shares for a total amount raised of $25,000, pursuant to Rule 504 of Regulation D.. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

With respect to the sales made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 11.	DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common, of which 150,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.	FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this
Item 13 follow the index of financial statements appearing at
Item 15 of this Form 10-SB.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
		ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.
		FINANCIAL STATEMENTS

Report of Independent Auditors, Kurt D. Saliger, dated February
19, 1999
Balance Sheet as of 1998, and 1997
Statement of Operation for the years ended 1998 and 1997
Statement of Stockholders' Equity
Statement of Cash Flows for the years ended 1998 and 1997
Notes to Financial Statements

EXHIBITS

1.	Articles of Incorporation
2.	By-Laws

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Eight Ball Corporation

By:
Alfonso Hernandez, Jr., President